                                                                       Exhibit 1

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Indy
 Connection Limousines, Inc.

  We have audited the accompanying consolidated balance sheet of Indy Connection Limousines, Inc. ("the Company") and subsidiary as of September 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indy Connection Limousines, Inc. and subsidiary as of September 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Washington, D.C.
November 14, 1997

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1997

                              ASSETS

                                                                       1997
                                                                    ----------
Current assets:
  Cash............................................................. $  171,013
  Accounts receivable..............................................    364,595
  Insurance claim receivable.......................................     40,000
  Other current assets.............................................    163,413
                                                                    ----------
      Total current assets.........................................    739,021
                                                                    ----------
Property and equipment:
  Transportation equipment.........................................  3,285,636
  Transportation accessories.......................................    102,938
  Office equipment and leasehold improvements......................    245,450
                                                                    ----------
                                                                     3,634,024
  Accumulated depreciation                                            (809,306)
                                                                    ----------
      Property and equipment, net..................................  2,824,718
                                                                    ----------
Goodwill (net of accumulated amortization of $14,812)..............     22,188
Deposits and licenses..............................................     32,219
Other assets.......................................................     33,646
                                                                    ----------
      Total assets................................................. $3,651,792
                                                                    ==========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Total liabilities:
  Current maturities of long-term debt............................. $  761,756
  Accounts payable, trade..........................................     85,016
  Accrued payroll and related expenses.............................    105,997
  Accrued expenses, other..........................................    195,380
  Chauffeur tips and other.........................................     71,807
  Customer deposits................................................     11,100
                                                                    ----------
      Total current liabilities....................................  1,231,056
                                                                    ----------
  Long-term debt, less current maturities..........................    709,655
  Deferred income taxes............................................     90,000
  Stockholders' equity:
  Preferred Stock, no par value; 250,000 shares authorized
  Common stock, no par value; authorized--1,750,000 shares; 727,542
   shares issued and outstanding...................................    491,725
  Retained earnings................................................  1,129,356
                                                                    ----------
                                                                     1,621,081
                                                                    ----------
      Total liabilities and stockholders' equity................... $3,651,792
                                                                    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997

                                                                        1997
                                                                     ----------
Revenues, net....................................................... $6,830,225
Cost of revenues....................................................  3,411,327
                                                                     ----------
  Gross profit......................................................  3,418,898
Selling, general and administrative expenses........................  1,798,382
                                                                     ----------
Income from operations..............................................  1,620,516
                                                                     ----------
Other income (expense):
  Interest expense, net.............................................   (146,875)
  Gain of disposals of property and equipment.......................     45,943
                                                                     ----------
    Total other expenses, net.......................................   (100,932)
                                                                     ----------
Income before income taxes..........................................  1,519,584
Provision for income taxes..........................................    559,361
                                                                     ----------
Net income..........................................................   $960,223
                                                                     ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997

                                        COMMON STOCK
                                      ----------------  RETAINED
                                      SHARES   AMOUNT   EARNINGS     TOTAL
                                      ------- -------- ----------  ----------
Balance at September 30, 1996........ 707,542 $491,525   $270,989    $762,514
Exercise of common stock options.....  20,000      200        --          200
Common stock dividends ($.14 per
 share)..............................     --       --    (101,857)   (101,857)
Net income...........................     --       --     960,224     960,224
                                      ------- -------- ----------  ----------
Balance at September 30, 1997........ 727,542 $491,725 $1,129,356  $1,621,081
                                      ======= ======== ==========  ==========




  The accompanying notes are an integral part of these consolidated financial statements.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997

                                                                       1997
                                                                    -----------
Cash flows from operating activities:
  Net income....................................................... $   960,224
  Add (deduct) items charged against income not affecting cash:
    Depreciation and amortization..................................     849,198
    Deferred income taxes..........................................      (3,000)
    Gain on disposals of property and equipment....................     (62,048)
  Changes in assets and liabilities:
    Accounts receivable............................................     (72,192)
    Other assets...................................................     (17,198)
    Accounts payable, trade........................................      34,971
    Accrued expenses...............................................      56,530
    Customer deposits..............................................       8,681
                                                                    -----------
      Net cash flows provided by operating activities..............   1,755,166
                                                                    -----------
Cash flows from investing activities:
  Proceeds from sales of property and equipment....................   1,231,940
  Purchases of property and equipment..............................  (2,603,567)
                                                                    -----------
      Net cash flows used in investing activities..................  (1,371,627)
                                                                    -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.........................   1,684,150
  Repayment of notes payable and long-term debt....................  (1,917,237)
  Common stock dividends paid......................................    (116,007)
                                                                    -----------
      Net cash used in financing activities........................    (349,094)
                                                                    -----------
Net increase in cash...............................................      34,445
Cash and cash equivalents at beginning of year.....................     136,568
                                                                    -----------
Cash and cash equivalents at end of year........................... $   171,013
                                                                    ===========
Supplemental disclosures of cash flow information:
  Cash payments for interest....................................... $   151,085
  Cash payments for income taxes................................... $   653,346


  The accompanying notes are an integral part of these consolidated financial statements.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation

  The consolidated financial statements include the accounts of Indy Connection Limousines, Inc., and its wholly-owned subsidiary Transit Tours, Inc. (the "Company"). The Company provides various ground transportation services to individuals and businesses in the greater Indianapolis, Indiana area, by utilizing limousines, sedans, vans and buses. All significant intercompany transactions have been eliminated.

 Accounting estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenue and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from the estimates.

 Cash and cash equivalents

  The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

 Property and equipment

  Furniture, equipment, vehicles and leasehold improvements are stated at cost. Depreciation is generally computed on straight-line and accelerated methods for financial statements purposes over the estimated useful lives of the related assets, generally one to ten years. Depreciation expense for the year ended September 30, 1997 was $847,348. Gains or losses on sales and retirements are reflected in results of operations.

 Income taxes

  Deferred tax assets and liabilities are computed based on the differences between the financial reporting and income tax bases of assets and liabilities using the enacted tax rates. Deferred income tax expense is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization.

 Goodwill

  Goodwill is being amortized over twenty years on the straight-line method. The Company evaluates the recoverability of its goodwill based on estimated undiscounted cash flows over the lesser of the remaining amortization periods or calculated lives, giving consideration to revenue expected to be realized. This determination is based on an evaluation of such factors as the occurrence of a significant change in the environment in which the business operates or the expected future net cash flows (undiscounted and without interest). There have been no adjustments to the carrying value of goodwill resulting from this evaluation.

 Revenue recognition

  Revenue for ground transportation services is recognized when such services are provided.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

2. LINES OF CREDIT

  Borrowings under lines of credit at September 30, 1997 consist of the following:

   NBD Bank, N.A. .................................................. $  394,940
   First of America--Indiana........................................  1,076,471
                                                                     ----------
                                                                      1,471,411
   Less current portion.............................................   (761,756)
                                                                     ----------
                                                                     $  709,655
                                                                     ==========

  The Company has a $950,000 discretionary credit agreement ("Agreement") with NBD Bank, N.A. that allows the Company to purchase revenue earning vehicles under installment notes. Separate notes are required for each vehicle purchased with the maximum term on the note ranging from twenty-four to thirty-six months. These installment notes bear interest at rates ranging from 8.75% to 9.5%. The Agreement is collateralized by the vehicles, and is subject to various restrictive covenants, the most restrictive of which require the Company to maintain compliance with certain financial ratios and minimum tangible net worth. Borrowings under the Agreement are personally guaranteed by the majority shareholder of the Company. This Agreement expires January 1, 1998. The outstanding balance was repaid on October 8, 1997.

  The Company has a $1,000,000 discretionary credit agreement ("Agreement") with First of America--Indiana that allows the Company to purchase revenue earning vehicles under installment notes. Separate notes are required for each vehicle purchased with the maximum term on the note generally ranging from twenty-four to thirty-six months. These installment notes bear interest at rates ranging from 8.75% to 10.5%. The Agreement is collateralized by the vehicles, and is subject to various restrictive covenants, the most restrictive of which require the Company to maintain compliance with certain financial ratios and minimum tangible net worth. Borrowings under the Agreement are personally guaranteed by the majority shareholder of the Company. The Agreement expires January 31, 1998, however, any borrowings outstanding at the date would be repaid over the remaining term of the individual notes.

  The Company also maintains a $125,000 working capital line of credit with First of America-Indiana. There were no borrowings outstanding at September 30, 1997. The line of credit is collateralized by substantially all other assets of the Company not collateralizing the NBD Bank borrowings. Under the terms of the line of credit, the Company is subject to various general covenants. The bank also requires the personal guarantee of the majority shareholder of the Company.

  Annual maturities of all outstanding borrowings at September 30, 1997 are as follows:

   1998.............................................................. $  761,756
   1999..............................................................    385,019
   2000..............................................................     66,614
   2001..............................................................    194,670
   2002..............................................................     31,313
   Thereafter........................................................     32,039
                                                                      ----------
                                                                      $1,471,411
                                                                      ==========

3. LEASES

  The Company leases office and warehouse space and certain transportation equipment under various operating leases. Annual rental expense totaled approximately $46,000 in 1997. At September 30, 1997, the only remaining lease commitment was for office space through July 31, 1998, with monthly payments of $3,500.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

4. INCOME TAXES

  Deferred tax assets and liabilities at September 30, 1997 were as follows:

   Capital loss carryforwards........................................ $(74,000)
   Property and equipment............................................   90,000
   Less valuation allowance on capital loss carryforwards............   74,000
                                                                      --------
   Net deferred tax liability........................................ $ 90,000
                                                                      ========

  The provision for income taxes for the year ended September 30, 1997 consists of the following:

   Current:
     Federal.......................................................... $468,200
     State............................................................   94,160
                                                                       --------
                                                                        562,360
   Deferred:
     Federal..........................................................      --
     State............................................................   (3,000)
                                                                       --------
       Total.......................................................... $559,360
                                                                       ========

  The Company has capital loss carryforwards totaling approximately $216,000, expiring in various years through September 30, 2000, available to be applied against future capital gains.

  The Company's 1997 effective income tax rate differed from the applicable Federal rate as follows:

   Federal statutory rate...................................................  34%
   State income taxes, net of federal benefit...............................   4
   Other, net...............................................................  (1)
                                                                             ---
   Effective rate...........................................................  37%
                                                                             ===

5. RELATED PARTY TRANSACTIONS

  The Company has a consulting agreement with a corporation whose sole stockholder is a principal stockholder, officer and director of the Company. The Company incurred related consulting fees of $49,052 in 1997.

6. 401(K) RETIREMENT PLAN

  The Company has a defined contribution retirement savings plan which covers substantially all eligible employees, as defined. Participants may contribute up to 15% of their gross compensation, as defined annually. The Company may contribute matching amounts as determined annually by the Board of Directors. For 1997 the Company contributed an amount equal to 25% of the participant's contributions up to 5% of the participant's eligible compensation, as defined. The Company may make additional discretionary contributions as determined annually by the Board of Directors. Total retirement plan expenses in 1997 were approximately $15,000.

                INDY CONNECTION LIMOUSINES, INC. AND SUBSIDIARY

7. STOCK OPTION PLAN

  During December 1995, the Company adopted a stock option plan intended to promote a close identity of interest between the Company and its directors and officers, as well as to provide a means to attract and retain outstanding management. The Company made available 100,000 shares of common stock to be granted. There were no outstanding options as of September 30, 1997.

8. SUBSEQUENT EVENT

  On October 10, 1997, the Company entered into an Agreement and Plan of Merger (subsequently amended) with Carey International, Inc. ("Carey") to exchange substantially all of its outstanding common shares for common shares of Carey. At a special meeting of the stockholders held on October 27, 1997, the Amended Agreement and Plan of Merger was ratified by the Board of Directors and 99% of the Companies stockholders. On October 31, 1997, the transaction closed and the Company's stockholders received for each share of common stock held; (1) .99211 shares of Carey's common stock valued at $16.625 per share and (2) cash for fractional shares remaining. On November 1, 1997 the Company's operations continued as Carey Limousine Indiana, Inc., a wholly-owned subsidiary of Carey.